UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Alcon, Inc.

(Name of Issuer)

Common Shares, Par Value CHF 0.20 Per Share

(Title of Class of Securities)

H01301102

(CUSIP Number)

Thomas Werlen

Group General Counsel
Novartis AG

CH-4056 Basel

Switzerland

011-41-61-324-2745

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 4, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. H01301102

1.	Names of Reporting Persons

Novartis AG
I.R.S. Identification Nos. of above persons (entities only).

00-0000000
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

WC; OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization

Switzerland
Number of Shares Beneficially Owned By Each Reporting Person With	7. Sole Voting Power

74,061,237
8. Shared Voting Power

0
9. Sole Dispositive Power

74,061,237
10. Shared Dispositive Power

0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person

74,061,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11)

24.8%
14.	Type of Reporting Person (See Instructions)

CO

This Amendment No.1 (this "Amendment No.1") amends and supplements the statement on Schedule 13D originally filed by Novartis with the Securities and Exchange Commission ("SEC") on July 14, 2008. Except as set forth below, all Items of the Schedule 13D remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended by replacing Schedule A to the Schedule 13D with the Schedule A included with this Amendment No.1.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Novartis expects to finance the Second Stage Acquisition from available cash resources and short- and long-term debt funding.

If the Proposal (as defined below) is consummated, the Novartis shares used as consideration will come from shares held in treasury and newly-issued shares.

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended by deleting the fourth paragraph thereof and by inserting the following at the end of Item 4:

On January 4, 2010, Novartis exercised its Call Option to acquire the Second Stage Shares.  The Second Stage Acquisition will be subject to customary closing conditions and regulatory approvals and to the election of five new members to the Board to be designated by Novartis, replacing the current Board members designated by Nestlé.  Following completion of the Second Stage Acquisition, Novartis will own approximately 77% of the Issuer's outstanding Shares.

Although Novartis believes more than US$ 200 million of the US$ 300 million in total potential pre-tax annual cost synergies are available through a 77% majority ownership interest, Novartis has come to the view that the existing ownership structure of the Issuer with approximately 23% of the Shares (the "Minority Shares") being publicly-traded is suboptimal for the business, employees and minority shareholders of the Issuer.  Retaining a minority stake means it will take longer to achieve the full potential of the combined operations of Novartis and the Issuer.  Novartis has concluded that this situation would remain a distraction, resulting in unending speculation as to whether or when Novartis might move to acquire the Minority Shares.  After careful consideration, the Board of Directors of Novartis concluded that it is in the best interest of all stakeholders – the shareholders of the Issuer and Novartis, their employees and the patients who benefit from their products – for Novartis to simplify the Issuer's ownership structure by making a proposal (the "Proposal") to acquire the Minority Shares.  The Proposal Letter (as defined below) was delivered to Cary Rayment, Chairman of the Board of the Issuer, on January 3, 2010.

To attain full ownership, Novartis has proposed an all-share direct merger of the Issuer into Novartis under the Swiss Merger Act.  Novartis proposed a fixed exchange ratio of 2.80 Novartis shares for each outstanding Share.  Owners of the Minority Shares would have the choice of receiving Novartis American Depositary Shares (ADSs) as merger consideration.  The merger would be conditional on the completion of the Second Stage Acquisition and would require approval by the boards of directors of Novartis and the Issuer.  The merger would also require two-thirds approval by the shareholders of Novartis and the Issuer voting at their respective meetings.  The Proposal does not include a due diligence condition.  Under Swiss law, Novartis would have the right to vote its Shares in favor of the proposed merger.

If the proposed merger is completed, the Shares would be eligible for delisting from the New York Stock Exchange and become eligible for termination of registration pursuant to Section 12 of the Securities Exchange Act of 1934, as amended.

Novartis will review its investment in the Issuer on a regular basis and, as a result thereof, may at any time and from time to time determine to take any available course of action and may take any steps to implement any such course of action, which may involve one or more of the types of transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D and include transactions such as shared service agreements, collaborations, joint ventures and other business arrangements (such as a sale of assets by Novartis to the Issuer) between or involving Novartis and the Issuer.  Notwithstanding anything to the contrary herein, Novartis specifically reserves the right to change its intentions with respect to any or all of such matters.

A copy of Novartis' letter dated January 3, 2010, addressed to the Board of the Issuer and describing the Proposal (the "Proposal Letter") is attached hereto as Exhibit 2.3 and is incorporated herein by reference.  A copy of the press release relating to the Proposal (the "Announcement") is also incorporated herein by reference to Novartis' report on Form 6-K (File No. 001-15024) furnished to the SEC on January 4, 2010.  The summary of the Proposal herein is qualified in its entirety by reference to the full text of the Proposal Letter and the Announcement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Items 5 (a) and (b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) and (b). Novartis completed the First Stage Acquisition on July 7, 2008 and acquired the First Stage Shares, which represent approximately 24.8% of the outstanding Shares.  This percentage of Shares and the other percentages disclosed herein are calculated based on 298,983,807 Shares that were issued and outstanding at September 30, 2009 as reported in the Issuer's report on Form 6-K furnished to the SEC on October 28, 2009 with the Issuer's condensed consolidated financial statements for the three months and nine months ended September 30, 2009, which represents the most recent public filing containing such information.

On the Signing Date, Novartis also obtained the right to acquire the Second Stage Shares pursuant to the Call Option and granted Nestlé the right to sell the Second Stage Shares to Novartis pursuant to the Put Option, in each case between January 1, 2010 and July 31, 2011.  Pursuant to the Shareholders Agreement, Novartis also has the right to direct Nestlé to vote the Second Stage Shares against certain significant transactions submitted to a vote of the shareholders of the Issuer as described under Item 4 above.  The Second Stage Shares represent approximately 52.2% of the currently outstanding Shares.

Although Novartis exercised the Call Option on January 4, 2010, the completion of the Second Stage Acquisition remains subject to a number of material conditions.  Novartis is therefore not currently the beneficial owner of the Second Stage Shares and hereby disclaims beneficial ownership of the Second Stage Shares.

As of the date of this Amendment No.1, Novartis is only the record holder of the First Stage Shares and Novartis does not have the right to acquire any additional Shares other than the Second Stage Shares as described in this Item 5 and in Item 4 above.  Except for 400 Shares owned by Mr. Alexandre F. Jetzer, to the knowledge of Novartis, none of the persons listed on Schedule A hereto is the beneficial owner of any Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

See Items 4 and 5 above.

Under the terms of the Purchase and Option Agreement, Nestlé agreed to cause the Issuer to enter into a registration rights agreement with Novartis, as promptly as practicable following the Signing Date but with an effective date of the earlier of (i) the Second Stage Closing Date (as defined in the Purchase and Option Agreement) and (ii) the date on which the Purchase and Option Agreement is terminated, with registration rights with respect to the First Stage Shares and the Second Stage Shares that are no less favorable to Novartis than the registration rights of Nestlé with respect to the First Stage Shares and the Second Stage Shares under the registration rights agreement between Nestlé and the Issuer dated March 20, 2002 (the "Original Registration Rights Agreement").

On December 10, 2009, the Issuer entered into two substantially identical registration rights agreements with Novartis and Nestlé (the "Novartis Registration Rights Agreement" and the "Nestlé Registration Rights Agreement", respectively).  Both the Novartis Registration Rights Agreement and the Nestlé Registration Rights Agreement are substantially identical to the Original Registration Rights Agreement, with minor modifications to reflect subsequent changes to applicable U.S. securities laws.  Also on December 10, 2009, Novartis, Nestlé and the Issuer entered into a Shareholder Coordination Letter (the "Shareholder Coordination Letter") to avoid a duplication of the Issuer's obligations and to regulate the exercise of registration rights under the Novartis Registration Rights Agreement and the Nestlé Registration Rights Agreement, which could otherwise possibly occur simultaneously.  Neither Novartis nor Nestlé are permitted to buy or sell any Shares under the terms of the Purchase and Option Agreement until completion of the Second Stage Acquisition and the Shareholder Coordination Letter would only become effective if the Purchase and Option Agreement is terminated prior to the Second Stage Acquisition.

Copies of the Novartis Registration Rights Agreement and the Shareholder Coordination Letter are attached hereto as Exhibit 2.4 and 2.5, respectively, and incorporated by reference herein.  The summaries of each of the Novartis Registration Rights Agreement and the Shareholder Coordination Letter herein are qualified in their entireties by reference to the full text of the documents attached hereto as Exhibits 2.4 and 2.5, respectively.

Other than as described in this Item 6 and other than the transactions contemplated by the Purchase and Option Agreement, the Shareholders Agreement, the Proposal Letter and the Announcement as described in Item 4 and Item 5 above, to the knowledge of Novartis, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Novartis and the persons listed in Schedule A hereto and between such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

The response to Item 7 is hereby amended by adding to the end of Item 7 the following:

2.3	Letter to the Board of Directors of the Issuer dated January 3, 2010 relating to the proposal for an all-share direct merger of Alcon, Inc. into Novartis AG under the Swiss Merger Act
2.4	Registration Rights Agreement between Novartis AG and Alcon, Inc. dated as of December 10, 2009
2.5	Shareholder Coordination Letter among Nestlé S.A., Novartis AG and Alcon, Inc., dated as of December 10, 2009

SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of January 4, 2010 that the information set forth in this statement is true, complete and correct.

Novartis AG

By:	/s/ Dr. Raymund Breu
Name:	Dr. Raymund Breu
Title:	Chief Financial Officer

Novartis AG

By:	/s/ Dr. Thomas Werlen
Name:	Dr. Thomas Werlen
Title:	Group General Counsel

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVARTIS AG

The following persons are the directors and executive officers of Novartis AG as of the date of this Amendment No.1. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Novartis AG.  Each individual identified has his or her business address at c/o Novartis AG, Lichtstrasse 35, 4056 Basel, Switzerland and, unless otherwise indicated below, each occupation set forth opposite an individual's name refers to employment with Novartis.

Name	Relationship to Novartis	Principal Occupation	Citizenship
Daniel Vasella, M.D	Chairman of the Board of Directors, Chief Executive Officer	Chairman of the Board of Directors, Chief Executive Officer	Swiss

Ulrich Lehner, Ph.D.	Vice Chairman and Lead Director of the Board of Directors

Member of Shareholder’s Committee of Henkel AG & Co. KGaA, manufacturer and vendor of consumer products; Henkelstrasse 67,

40191 Düsseldorf, Germany

Chairman of the Supervisory Board of Deutsche Telekom AG, provider of telecommunications services;
Friedrich-Ebert-Allee 140, 53113
Bonn, Germany

German

Hans-Jörg Rudloff	Vice Chairman of the Board of Directors	Chairman of Barclays Capital, provider of financial services; 5 The North Colonnade, Canary Wharf, London, E14 4BB, United Kingdom	German

William Brody, M.D., Ph.D.	Director	President of the Salk Institute for Biological Studies, 10010 North Torrey Pines Road, La Jolla, CA 92037, USA	American

Srikant Datar, Ph.D.	Director	Senior Associate Dean; Morgan Hall 361, Harvard Business School, Soldiers Field Road, Boston, MA 02163, USA	American

Ann Fudge	Director

Member of the Board of General Electric Company, diversified technology, media, and financial services corporation; 3135 Easton Turnpike, Fairfield, CT 06828, USA

Trustee of The Rockefeller Foundation; 420 Fifth Avenue, New York, NY 10018, USA

American

Alexandre F. Jetzer	Director	Consultant Novartis International AG, 4002 Basel, Switzerland	Swiss

Pierre Landolt	Director	President of the Sandoz Family Foundation; 85 Avenue Général-Guisan, CH-1009 Pully, Switzerland	Swiss

Andreas von Planta, Ph.D.	Director	Partner at the law firm of Lenz & Staehelin; Route de Chêne 30, CH-1211 Geneva 17, Switzerland	Swiss

Dr. Ing. Wendelin Wiedeking	Director	Entrepreneur	German

Marjorie M. Yang	Director	Chairman of the Esquel Group, textile and apparel manufacturer; Esquel Enterprises Limited, 12/F, Harbour Centre, 25 Harbour Road, Wanchai, Hong Kong	Chinese

Rolf M. Zinkernagel, M.D.	Director	Professor at the Institute of Experimental Immunology, University of Zurich, Schmelzbergstrasse 12, CH-8091 Zürich, Switzerland	Swiss

Raymund Breu, Ph.D.	Member of the Executive Committee, Chief Financial Officer	Member of the Executive Committee, Chief Financial Officer	Swiss

Jürgen Brokatzky-Geiger, Ph.D.	Member of the Executive Committee, Head of Human Resources	Member of the Executive Committee, Head of Human Resources	German

Mark C. Fishman, M.D.	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	Member of the Executive Committee, President of the Novartis Institutes for BioMedical Research	American

Joseph Jimenez	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	Member of the Executive Committee, CEO of Novartis Pharmaceuticals Division	American

Jörg Reinhardt, Ph.D.	Member of the Executive Committee, Chief Operating Officer	Member of the Executive Committee, Chief Operating Officer	German

Andreas Rummelt, Ph.D	Member of the Executive Committee, Group Head of Quality Assurance and Technical Operations	Member of the Executive Committee, Group Head of Quality Assurance and Technical Operations	German

Thomas Wellauer, Ph.D.	Member of the Executive Committee, Head of Corporate Affairs	Member of the Executive Committee, Head of Corporate Affairs	Swiss

Thomas Werlen, Ph.D.	Member of the Executive Committee, Group General Counsel	Member of the Executive Committee, Group General Counsel	Swiss

INDEX OF EXHIBITS

Exhibit No.	Description
2.3	Letter to the Board of Directors of the Issuer dated January 3, 2010 relating to the proposal for an all-share direct merger of Alcon, Inc. into Novartis AG under the Swiss Merger Act
2.4	Registration Rights Agreement between Novartis AG and Alcon, Inc. dated as of December 10, 2009
2.5	Shareholder Coordination Letter among Nestlé S.A., Novartis AG and Alcon, Inc., dated as of December 10, 2009